

Riot and the Dance
August 6 at 7:52 PM · 🌐

Have you ever seen "I Can Only Imagine"? It was an incredible film and the director, Jon Erwin, is supporting this potential project.

We need your help as well to make this a reality. The Riot and the Dance is a Christian nature documentary that teaches that we have the responsibility to take care of God's creations, but we are not a poison to the earth and we shouldn't be ashamed of our place here on earth.

Creating a nature series like this is against the rules. The big names get to fly anywhere in the world, call up the local scientists, and get the tracking data for the animal herds they want to film—an express lane.

We, on the other hand, get to operate like outlaws. We get to find and film animals the old-fashioned way, and we love it. Except when some of the local government and science officials try to obstruct our filming.

We are gauging interest from the crowd, like The Chosen did, to create the first-ever multi-season Christian nature documentary in history.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

THE RIOT AND THE DANCE
And there's not a lot of documentaries that explore that idea well,